Exhibit 3.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:07 PM 04/19/2006
FILED 04:38 PM 04/19/2006
SRV 060365139 – 3266698 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
HOUSEHOLD RECEIVABLES FUNDING, INC. III

     Household Receivables Funding, Inc. III, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

          DOES HEREBY CERTIFY:

          FIRST: That the Board of Directors of the Corporation, by the unanimous written consent of its members, has filed with the minutes of the Board of Directors of the Corporation, the duly adopted resolution proposing and declaring advisable the following amendments to the Certificate of Incorporation of the Corporation.

          “RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article numbered “FIRST” thereof so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is HSBC Receivables Funding Inc. I.

           FURTHER RESOLVED, that upon the filing of such amendment with the appropriate Officer in the State of Delaware, that the name shall be changed as of the date of record of receipt in said state.”

          SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

          THIRD: That the aforesaid amendment to the Certificate of Incorporation, set forth in Paragraph FIRST hereinabove, has been duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Lynne C. Zaremba, its Assistant Secretary, this 12th day of April, 2006.

Household Receivables funding, Inc. III

/s/ Lynne C. Zaremba